                                                                     PROS .003


PROSPECTUS SUPPLEMENT                           File No. 333-02015
(TO PROSPECTUS DATED MARCH 28, 1996)            Filed Pursuant to Rule 424(b)(2)
                                                under the Securities Act of 1933


                                 776,791 Shares
                              CYTOGEN CORPORATION
                                  Common Stock
                          ---------------------------

          On October 1, 1996, pursuant to a Stock Purchase Agreement between Cytogen Corporation (the "Company") and a European institutional investor (the "Investor"), dated as of August 27, 1996, as amended (the "Purchase Agreement"), the Company sold to the Investor 913,909 shares of common stock, par value $.01 per share (the "Common Stock") for an aggregate purchase price of approximately $5.0 million. Under the terms of the Purchase Agreement, the Company exercised its right to issue and sell to the Investor, on a one time basis, additional shares of Common Stock (collectively, the "Put Shares") at a price per share equal to .925 multiplied by a weighted average closing bid price reported on Nasdaq during an agreed-upon trading period. The Company and the Investor have agreed that the Investor shall purchase 776,791 Put Shares for an aggregate purchase price of approximately $3.96 million at a price per Put Share equal to $5.1011. The Company and the Investor have agreed that the purchase and sale of the Put Shares will occur on or about November 7, 1996.

          Persons who participate in the distribution of the Put Shares may be deemed to be underwriters as the term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and may be subject to the prospectus delivery requirements thereunder. Any discounts or commissions received by them from the Company and any profits on the resale of the Put Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

          In connection with a letter agreement between the Company and MDDM Capital Partners, Inc. ("MDDM") regarding the retention of MDDM to render advisory services relating to the Company's efforts to secure equity financing from certain financing sources, the Company agreed to pay MDDM 2.5% of the proceeds from the sale of the Put Shares (plus an additional 1% of the proceeds as a result of certain cost reductions negotiated by MDDM) and reimbursement for certain out-of-pocket expenses incurred by MDDM.

          On November 5, 1996, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market was $4-29/32 per share.


                       ----------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------

================================================================================
                                Sales Price           Proceeds To Company (1)
                                -----------           -------------------
--------------------------------------------------------------------------------
Per share..................         $5.1011                  $5.1011
--------------------------------------------------------------------------------
Total......................      $3,962,488.57            $3,962,488.57
================================================================================

(1) Before deducting the Company's estimated expenses of approximately $5,000 and the fee to MDDM of $138,687 payable by the Company.

          The date of this Prospectus Supplement is November 6, 1996.

                                    DILUTION

          The net tangible book value per share of the Common Stock at September 30, 1996 was $0.626. Without taking into account any change in the Company's net tangible book value after September 30, 1996, other than giving effect to the issuance and sale of the Put Shares at $5.1011 per share as shown on the cover page (after deducting estimated expenses), the pro forma net tangible book value per share of the Common Stock would have been $0.692. This represents an immediate increase in net tangible pro forma book value per share of $0.066 to present stockholders and an immediate dilution of $4.4091 per share to the Investor. The following table illustrates the per share effect of this dilution on the Investor's purchase of Common Stock:


     Sales price of Common Stock.........................................$5.1011
        Net tangible book value before sale...................$0.626
        Increase attributable to payments by the Investor.....$0.066

     Pro forma net tangible book value after sale /(1)(2)/................$0.692

     Dilution of the Investor............................................$4.4091

-----------------------

1. Excludes 4,291,842 shares of Common Stock issuable upon exercise of outstanding warrants, approximately 3,105,343 shares of Common Stock issuable upon the exercise of outstanding stock options, and any shares issuable upon conversion of the Series A Preferred Stock and the exercise of the Fletcher Put Rights described below.

2 The above calculation does not give effect to the sale of 913,909 shares of Common Stock to the Investor described on the cover page. The effect of the sale of those shares is to increase the pro forma net tangible book value by $0.082 per share to $0.774 per share.


                              RECENT DEVELOPMENTS

Fletcher Fund
-------------

          On September 6, 1996, pursuant to an Investment Agreement between the Company and Fletcher Fund, L.P., a Delaware limited partnership ("Fletcher Fund"), dated as of September 8, 1995 (as amended, the "Investment Agreement"), the Company sold to Fletcher 225,000 shares of Common Stock at an aggregate purchase price of $1,469,025 or $6.529 per share. Under the Investment Agreement, the Company also has the right to issue and sell to the Investor until December 15, 1996, and the Investor will be obligated to purchase, up to an additional 450,000 shares of Common Stock from time to time (collectively, the "Fletcher Put Rights") at a purchase price per share equal to 101% of the average of the daily volume weighted average price of the Common Stock on the Nasdaq National Market during (a) a designated twenty-one business day period or
(b) the last three business days of said designated twenty-one business day period, whichever is less.

Targon Corporation
------------------

          On September 26, 1996, the Company entered into a Joint Development and Operating Agreement with Elan Corporation plc ("Elan") regarding the formation and operation of a newly formed joint venture company called Targon Corporation ("Targon"). Targon will concentrate on the development, registration, manufacturing and commercialization of differentiated oncology products.

          In connection with the formation of the new company, the Company sold to Elan International Services, Ltd., a Bermuda corporation ("EIS"), 932,535 shares of Common Stock of the Company for an aggregate purchase price of $5 million. The Company used these proceeds to fund its obligation to contribute $5 million in cash to Targon.

The Company also sold to EIS 1,000 shares of a new Series A Preferred Stock of the Company for $15 million. The Company also contributed the proceeds of this sale to Targon along with certain technology owned by the Company.

          Initially, Targon Corporation will be wholly-owned by the Company. However, EIS has the right to exchange its shares of the Company's Series A Preferred Stock for one-half of the Company's interest in Targon. If EIS exercises this exchange right, then the Company and EIS will be equal owners of Targon. If EIS exercises the exchange right it will receive a warrant to purchase up to 1 million shares of Common Stock of the Company at exercise prices (based on the time of exercise) between $8.40 to $14.00 over time.

          EIS also has the right to convert its shares of Series A Preferred Stock into a maximum of 1,785,715 shares of the Company's Common Stock (reducing over time, based on the time of conversion). If EIS exercises its conversion right, then the Company will retain its full ownership of Targon.

          Targon used $10 million of the amount contributed to it by the Company to purchase two products, EL530 and EL532, from Advanced Therapeutic Systems, Inc. If EIS exercises its right to convert its shares of Series A Preferred Stock into Common Stock of the Company, rather than stock of Targon, then Elan generally will be required to purchase from Targon the EL530 and EL532 products for $10 million plus a royalty on sales of the products.

ProstaScint
-----------

          On October 29, 1996, the Food and Drug Administration has given to the Company a license to market its monoclonal antibody-based imaging product known as ProstaScint. ProstaScint is licensed for use in two clinical settings: (1) as a diagnostic imaging agent in newly-diagnosed patients with biopsy-proven prostate cancer thought to be clinically localized after standard diagnostic evaluation and who are at high risk for spread of their disease to pelvic lymph nodes; and (2) for use in post-prostatectomy patients in whom there is a high suspicion of undetected cancer recurrence.

                              PLAN OF DISTRIBUTION

          The Company intends to terminate the offering of shares of Common Stock described in the Registration Statement on Form S-3 (File No. 333-02015) (the "Registration Statement") effective at the close of business on or about November 7, 1996 and, in connection therewith, to remove from registration 2,376,765 shares remaining unsold under the Registration Statement (after giving effect to the completion of the purchase and sale of the Put Shares).